Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-202924

June 4, 2015

RP - G28: A First - in - Class Rx for the Treatment of Lactose Intolerance Pioneering Development in the Gut Microbiome

2 2 This presentation is being issued to you by Ritter Pharmaceuticals, Inc. (the “Company”). It does not constitute an offer or commitment, nor does it constitute a solicitation of an offer or commitment, in relation to a transaction in securities in th e Company. Prospective investors are not to construe the contents of this presentation, nor any prior or subsequent communications from or relating to the Company, or any of its officers, employees or agents, as investment, legal, accounting or tax advice, nor as a recommendation, to enter into or conclude any transaction with or investment in the Company. This presentation is provided to you in connection with the proposed offering evaluation of a potential transaction with the Company. It may not be used for any purpose . All statements pertaining to future expectations, beliefs, goals, plans or prospects included in this presentation constitute “forward - looking statements.” By their nature, forward - looking statements involve risks and uncertainties. Actual results may differ materially from any results anticipated in these forward - looking statements, and may result in a total loss of all amount s which prospective investors may invest in securities of the Company. The forward - looking statements herein should be evaluated together with the risks that generally affect the Company’s business. The assumptions and parameters used in relation to such forward - looking statements are not the only ones that might reasonably be selected, and therefore no guarantee is given as to the accuracy, completeness or reasonableness of any such forward - looking statement. A variety of other assumptions or parameters, or other market factors and considerations, could produce significantly different results an d prove to be more appropriate. Any forward - looking statements that we make in this presentation speak only as of the date of this presentation, and the Company undertakes no obligation to update or revise such statements to reflect events or circumstances after the date of this presentation, except as may be required by law . This presentation may contain references to our trademark and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this presentation, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert , to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other company. Forward - Looking Statement

3 3 This presentation highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. We have filed a registration statement (including a prospectus, which currently is in preliminary form) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. The preliminary prospectus, dated May 21, 2015 , is available on the SEC website at http:// www.sec.gov/Archives/edgar/data/1460702/000157104915004555/t1501235 - s1a.htm Alternatively, we or any underwriter participating in the offering will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212 - 813 - 1010, email: prospectus@aegiscap.com. Free Writing Prospectus Statement

4 4 Initial Public Offering Summary Aegis Capital Corp and Chardan Capital Markets, LLC  Joint Book - Runners 1,820,000 Shares of Common Stock (100% Primary) Shares Offered Ritter Pharmaceuticals, Inc. Issuer NASDAQ/RTTR Exchange/Ticker 15% (100% Primary) $10.00 - $12.00 Per Share Expected Price Barrington Research Associates, Inc. Co - Manager Over - Allotment

5 5 • Company Mission: Developing novel therapeutics that selectively modulate the human gut microbiome – RP - G28, a first - in - class treatment for lactose intolerance suffered by >1 billion worldwide – Technology involves colonic adaptation of gut bacteria to facilitate lactose digestion • One of most advanced therapeutic in microbiome research & development – Safety and efficacy demonstrated in 62 subject - Phase 2a study – Reasonable, lower cost and well - understood clinical development program • Founded by Andrew and Ira Ritter to develop a treatment for Andrew’s lactose intolerance – Proof - of - concept achieved through first - generation OTC formulation ( Lactagen ® ) – Clinical trial and three consumer studies confirmed symptom reduction in 80% of patients (>15,000 patients ) • World - renowned scientific advisors and strong executive leadership • Exploring proof - of - concept in additional orphan uses and higher prevalence diseases of significant unmet need Established Leadership in the Microbiome

Compelling Investment / Risk Moderation

- Reduced risk of safety issues in clinical trials
  - GRAS (Generally Regarded As Safe components)
  - No significant adverse events (SAEs) in phase 2a clinical trial demonstrated
- Reduced risk of efficacy failure in clinical trials
  - Efficacy seen in phase 2a trial despite small trial size
  - Predecessor formulation (Lactagen®) demonstrated MOA, repeated with RP-G28 in both symptoms and microbiome analysis
- Reduced clinical and regulatory risk
  - Clarity for clinical program provided by FDA meeting and other Rx products approved using similar path
  - Phase 2b/3 trial, potential to be classified as one of two pivotal trials
- Reduced execution risk
  - Established and experienced management, BOD, and advisors
  - Ability to raise funds, conduct clinical trials and run the business demonstrated
- Potential significant value inflection points within 2 years

RITTER PHARMACEUTICALS
Pioneering Development in the Gut Microbiome for the Treatment of Lactose Intolerance
www.ritterpharma.com
6

7 7 • RP - G28 holds potential to become first Rx for treating lactose intolerance – 9 million with moderate/severe lactose intolerance in the U.S. – >$1.2 billion U.S. market opportunity – Currently no adequate or reliable therapy available for long - term treatment • Major market patent protection through 2030 and NCE market exclusivity • RP - G28 Clinical Status: Phase 2b/3 ready, potential pivotal trial – Data readout within ~18 months of trial start • Exploring potential for o rphan and other indications The Investment Opportunity

8 8 • >1 billion global lactose intolerant population • 40 million U.S. lactose intolerant population • 9 million moderate/severe • $2.45 billion annual U.S. OTC lactose intolerant market sales • NIH Symposium raised awareness and health concerns related to lactose intolerance 1 • Lack of effective treatments • Limited physician and user satisfaction with current therapies Global Penetration Rates of Lactose Intolerance 2 1. NIH Consensus Statement, Lactose Intolerance and Health, Vol 27, Number 2, February 22 - 24, 2010 . 2. Bouwma A., Crawford D., Malladi S., Mirabito P., Oleksiak M., Osborn J., & Seawell P. (2010). Worldwide Distribution of Lactose Intolerance. Case Study. Lactose Intolerance Market Opportunity Prevalence Rates: • 90 % Asian • 85% African American • 75 % Hispanic

Unsatisfactory Treatment Options

Dairy Avoidance:

Challenging to avoid all dairy & "hidden" lactose can cause unexpected symptoms



Lactase Supplements:

Inconvenient and not reliable; need to take pills prior to consuming dairy


Lactaid
Fast Act
Digestive Advantage
Lactose Defense Formula

Dairy Substitutes / Lactose-Free Products:

Not always available and altered taste


Silk
PureAlmond
Silk
BREYERS
Lactose Free

Patients are Dissatisfied with Current Management Options[1]


Dairy Avoidance
54%
70%
Lactase Supplements
29%
65%
Dairy Substitutes
46%
66%
Patient Satisfaction
n = 1,000 Patients
Physician Recommendation
n = 40 Physicians

1. Objective Insights, "Market Research Analysis and Forecasts on Lactose Intolerance and RP-G28." June, 2012.

RITTER PHARMACEUTICALS
Pioneering Development in the Gut Microbiome for the Treatment of Lactose Intolerance
www.ritterpharma.com
9

10 10 • Novel, non - digestible oligosaccharide – Ultra high - purity – Not absorbed during transit through GI tract • Target claim: Reduction in pain and frequency of symptomatic episodes of lactose intolerance • Delivered in a sachet powder formulation, mixed with water • Expected one - time, 30 - day course of treatment – Substantial durability of treatment effect – Patients can be re - treated if needed RP - G28 for Lactose Intolerance

11 11 Modulation of the Gut Microbiome • Microbiome (bacteria living in or on the body), a key modulating consideration in many diseases. • Industry beginning to recognize therapeutic potential to treat a variety of conditions: – Deals in 2014 - 2015: J & J & Vedanta - $241M, Pfizer & Second Genome, Nestle & Seres - $65M • Studies in the microbiome have demonstrated: – Changes in cytokine production – Gut motility – Positive effect on intestinal barrier function 4 • Gut microbiome publications have increased from <50 papers in 2004 to >1,800 papers in 2014. • RP - G28 is a complex dietary food that modulates the gut microbiome by stimulating growth of beneficial colonic bacteria while reducing detrimental species . 4. Shoaf Infect Immun 2006 (74)

12 12 Mechanism of Action Lactose Intolerance: • Inadequate lactase activity , lactose not broken down properly • Bacteria in GI tract ferments lactose, causing gas • Leads to gastric symptoms: abdominal pain, gas , cramping, bloating, diarrhea RP - G28 Promotes Colonic Adaptation • S timulates and adapts the bacteria in GI tract to metabolize lactose • Increase lactose - metabolizing bacteria • Decrease gas producing bacteria • Lactose is broken down, reducing gas production and gastric symptoms

13 13 Pre - Clinical • No additional non - clinical studies to support phase 2b/3 • Minor toxicology / animal bridging studies (not required for P2 or P3) Phase 1 • Not required by FDA due to clear safety; The family of compounds is generally regarded as safe (GRAS) by regulators Phase 2a ( n = 62) • Explored mode of action and endpoints, supporting meaningful patient benefit • Clarified dosing regimen Phase 2b/3 (n =~300) • Establish efficacy with statistical significance in pain as primary end point • Explore optimal dose Pre - Clinical / Clinical Development Program

Phase 2a: Study Design & Protocol Overview

- **Inclusion criteria to validate lactose intolerance**
  – Positive hydrogen breath test (20 ppm HBT > baseline) & moderate to severe current symptoms based on a lactose challenge ($\geq$12 on total symptoms)
- **62 subjects randomized 2-to-1 (drug-to-placebo)**
  – Dosed 1.5g/d increased forced titration to 15g/d over 35 days BID
- **Endpoints**
  – Lactose digestion (measured by breath hydrogen)
  – Lactose intolerance symptoms (after a 25g lactose challenge)
  – Microbiome sequencing and genetic analysis of colonic microflora


Day 0
Dairy Avoidance Diet
Day 36
Dairy Encouraged
Day 66
Baseline
25g Lactose Challenge, HBT Stool Collection
RP-G28 (n=42)
35 Days Dosing
Placebo (Sweetose) (n=20)
Post-Treatment
25g Lactose Challenge, HBT Stool Collection
30 Days No Dosing
Follow-up
25g Lactose Challenge, HBT Stool Collection

Pioneering Development in the Gut Microbiome for the Treatment of Lactose Intolerance
www.ritterpharma.com
14

15 15 Global Assessment 1 Placebo (n=18), RP - G28 (n=40) No Abdominal Pain 2 Placebo (n=19), RP - G28 (n=36) Phase 2a: Results Safety • Well tolerated, no SAEs reported Efficacy • Treated patients 6x more likely to be lactose tolerant (p=0.039) • Durable reduction in abdominal pain at Day 36 & Day 66 (p=0.023) • 70% reduction in abdominal pain at Day 36 Mechanism of Action Validated • Composition and abundance of bacteria in the microbiome shifted • Increases in lactose metabolizing bacteria were found P=0.039 P=0.019 0% 10% 20% 30% 40% 50% 60% 70% Lactose Tolerant Day 66 No Pain Day 36 & 66 Percent of Subjects RP-G28 Placebo 1. Patients reporting “tolerance to dairy foods” at day 66 2. Abdominal pain responder defined as patients that reported NO pain at both Day 36 & Day 66 time points Data presented at DDW May 2012 and ISAPP Conference 2013, published in Nutrition Journal Dec. 2013

16 16 Fecal sample analysis performed in labs of: M. Andrea Azcarate - Peril, Ph.D., Director, Microbiome Core Facility, University of North Carolina Todd R. Klaenhammer, Departments of Food, Bioprocessing and Nutrition Sciences, North Carolina State University OTU = Operational Transcription Unit by TRFLP analysis identifies bacteria Changes in Operational Taxonomic Units (OTUs) by Terminal Restriction Fragment Length Polymorphism (TRFLP) Analysis • 82% of subjects on treatment showed significant alterations in their microbiome • Bacterial populations continued to mature once dairy added to the diet (Day 66 ) • No similar significant changes demonstrated in placebo patients 0 50 100 150 200 250 300 350 400 Day 0 Day 36 Day 66 RP-G28 (n=35) Placebo (n=17) Microbiome Changes Demonstrated

17 17 • Fecal microbiome at Day 66 changed significantly • Two distinct clusters #2 and #7 • Lactose metabolizing bacteria increased: – Lactose fermenting genera Faecalibacterium 1 – Roseburia (butyrate producer, increases metabolizing activity) – Lactobacilli and streptococci • Gas producing bacteria reduced: – Prevotella (promoted by rich carbohydrate diets 2 ) Composition & Abundance Changes #2 #7 Principal Component Analysis of Microbiome Shifts Amplicon Sequencing of 16S rRNA Gene (Day 0 v. Day 66) 1 Anti - inflammatory, butyrate producer 2 Wu et al., Science 2011 n=35 (treatment group only) Red: Day 0, Blue: Day 36, Gold: Day 66

Phase 2b/3 Clinical Trial Protocol

Overview	• Double-blind, placebo-controlled, multicenter trial, n=300 • Consultation from FDA (Type C Meeting), *completed* • Determine maximum tolerated dose & optimal dose-escalation schedule • Potential classification as a pivotal trial
Inclusion / Exclusion	• Blinded lactose challenge, Measured by pain Likert scale • Patients with moderate to severe lactose intolerance symptoms
Protocol Design	• 30-day course treatment, 30-day post-treatment evaluation • 4 Arms: Low, Medium, High dose and Placebo • Patients roll into long-term, open-label durability study
Endpoints	• Primary endpoint: durable reduction in abdominal pain • Secondary endpoints: gas, bloating, diarrhea, cramps and global assessment • Capture sensitivity, specificity & duration to allow for more robust statistical analyses
Timing	• ~10 months to perform study • Rapid recruitment due to high disease prevalence and no competing studies

RITTER PHARMACEUTICALS
Pioneering Development in the Gut Microbiome
for the Treatment of Lactose Intolerance
www.ritterpharma.com
18

19 19 Q3 201 5 Q4 201 5 Q1 201 6 Q2 201 6 Q3 201 6 Q4 201 6 Q1 2017 Q2 201 7 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Phase 3 study 2 (1 of 2) Phase 3 study 2 (may not be needed) NDA EOP2 3 Clinical Prep Clinical CMC Toxicology 1 1. Bridging studies for tox to be confirmed at EOP2 2. ~ 600 patients each 3. End of Phase 2 trials, meeting with FDA Pediatric study POC for 2 nd Indication Open - label extension Open - label extension Pathway to NDA Filing Potential Value Inflection Points: • 18 Months to Phase 2b/3 results • 24 Months to EOP2 / Phase 3 Ready • Potential partnering opportunities Evaluate 2 nd Indication / Orphan Other clinical areas of interest: Phase 2b/3 (potentially pivotal)

20 20 Hepatic Encephalopathy C. Difficile associated diarrhea (antibiotic resistant patients) Hyperoxaluria associated with bariatric surgery Crohn’s Disease* and Ulcerative Colitis Irritable Bowel Syndrome** Conditions associated with disruption to the bowel Multiple Additional Potential Indications Orphan Indications Other GI Indications *RP - G28 increases growth of Faecalibacterium prausnitzii, which is normally absent in these patients 2,3 **Low - purity GOS demonstrated reduction in diarrhea and constipation in IBS patients 1 1. Silk et al Ali Pharm Ther 2009 2. PNAS 105(43):16731 - 6 3. Inflamm Bowel Dis. 2009

21 21 Intellectual Property IP Counsel : Knobbe , Martens Olson & Bear LLP • Methods of Use patents – 4 issued patents: US 8,486,668, US 8,492,124, US 8,785,160, UK GB2480042 (methods for using RP - G28 to treat lactose intolerance & other GI diseases) – Claims cover broad range of oligosaccharides and purity ranges – Specific formulations, regimens, product profile and application use – Patents expiring 2030 – Patent applications in U.S. and other key markets • Manufacturing patents – Exclusive option to a European manufacturing process of high - purity API patent and patent applications in other jurisdictions • NCE market exclusivity (supplemental to patents) – Estimate 5 years from date of approval in U.S ., 8 years from date of approval in Europe

Leadership and Management

Senior Management

Ira E. Ritter Chairman, Co-Founder, Chief Strategic Officer	40+ years serving on Executive Boards; Rockwood, Oak Media, RG Publishing • As President and Chairman of Rockwood, produced over 200 private label HBA products for major national retailers including GNC and K-Mart
Michael D. Step Chief Executive Officer	20+ years of experience in the pharmaceutical industry • Recently, Sr. VP Corp. Development at Santarus (acquired by Salix in 2014); formerly VP Corp. Development at Amylin Pharmaceuticals and positions at Dura Pharmaceuticals, Hoffmann-La Roche & Syntex Labs
Andrew J. Ritter Co-founder and President	15+ years of research in gastrointestinal diseases • Formerly President of Ritter Natural Sciences, developed and marketed digestive healthcare products
Samuel O. Lynn Chief Financial Officer	25+ years of financial accounting experience • Managing Partner of Chord Advisors; formerly the Americas Dir. of Accounting Policy for Goldman Sachs Group & positions at UBS AG, KPMG

Consultants

Randy Whitcomb, M.D. Senior Advisor Regulatory	30+ years in drug development. Senior Advisor to Frazier Healthcare, founder of QuatRx Pharma, former VP Clinical Research at Parke-Davis
Bill Merino Senior Advisor Clinical & Regulatory	30+ years in U.S. and worldwide drug registration, quality assurance, quality control and drug safety. Former Sr. VP of Worldwide Regulatory Affairs at Warner Lambert.
Howard Foyt, M.D., Ph.D. Clinical Development	19+ years of key clinical development roles at Pfizer & Parke-Davis
Chris Guerdan, M.B.A. Manufacturing	30+ years of manufacturing expertise in developing, improving pharmaceutical manufacturing operations and supply chain management

Board of Directors
Ira E. Ritter Chairman
Matthew W. Foehr President & COO, Ligand Pharmaceuticals
Gerald T. Proehl Former President & CEO, Santarus
Paul V. Maier Former CFO, Sequenom, Inc.
Michael D. Step Chief Executive Officer
Andrew J. Ritter Co-founder and President
Noah J. Doyle Managing Director, Javelin Ventures
Daniel A. Nathanson - Board Observer General Partner, SJ Investment & Prof. at UCLA Anderson School of Mgmt
Tom J. Adamek - Board Observer President & Managing Director, Stonehenge Capital Company

RITTER PHARMACEUTICALS
Pioneering Development in the Gut Microbiome for the Treatment of Lactose Intolerance
www.ritterpharma.com
22

23 23 Dennis Savaiano, Ph.D. Chair Professor of Foods & Nutrition & Associate Provost at Purdue University Considered one of the foremost experts on lactose intolerance in the world W. Allan Walker, M.D. Director of the Division of Nutrition at Harvard Medical School Todd Klaenhammer, Ph.D. Director of the Southeast Dairy Foods Research Center & Professor of Food Science, Microbiology & Genetics at North Carolina State University; National Academy of Science Member Byron L. Cryer, M.D. Professor of Medicine in Digestive & Liver Diseases and Associate Dean at the University of Texas Southwestern Medical Center at Dallas & the North Texas VA Health Care System Warren Grundfest, M.D., FACS Professor at the University of California Los Angeles Harry Greene, M.D. Former Chief, Division of Pediatric Gastroenterology / Nutrition and Director of the NIH sponsored Clinical Nutrition Research Unit Roger Clemens, Ph.D. Associate Director of the Regulatory Science Program at the University of Southern California’s School of Pharmacy John Sherman, M.D. Internal Medicine at Cedars - Sinai Medical Center Chris Landon, M.D. Director of the Landon Research Institute, Ventura Calif. Medical Advisory Board

24 24 Expected Use of Proceeds Activities Costs Clinical trial – Phase 2b/3 $9.4 million Manufacturing / Product Development $2.5 million Research & Development $0.5 million General & Administrative $5.0 million TOTAL $17.4 million

25 25 Capitalization Table • We have outstanding an option (the “contingent option”) covering a number of shares as will, together with shares under an op tio n to purchase 646,537 shares of common stock, represent in the aggregate 7.5% of the shares of our common stock deemed to be outstanding on a fully - diluted basi s as of the date of the initial closing of a financing in an amount of at least $15,000,000 (after giving effect to the issuance of the shares issued in that fi nancing and shares issuable under the contingent option) provided the initial closing occurs on or before October 1, 2015. Such contingent shares are not taken int o a ccount in the above and based on the current share numbers projected in this offering, no such additional shares will become issuable under the contingent opt ion . • The above excludes an additional 328,289 shares of common stock reserved for future issuance under the new equity incentive plan, or the 2015 Plan, we plan to adopt immediately prior to this offering. Shares Outstanding % Common Stock 3,788,060 63.2% Options 1,787,799 29.8% Warrants 418,323 7.0% Adjusted Shares Outstanding 5,994,182 100.0%

25 25 Capitalization Table - We have outstanding an option (the “contingent option”) covering a number of shares as will, together with shares under an op tio n to purchase 646,537 shares of common stock, represent in the aggregate 7.5% of the shares of our common stock deemed to be outstanding on a fully - diluted basis as of the date of the initial closing of a financing in an amount of at least $15,000,000 (after giving effect to the issuance of the shares issued in that financing and shares issuable under the contingent option) provided the initial closing occurs on or be for e October 1, 2015. Such contingent shares are not taken into account in the above. - The above excludes shares of common stock reserved for future issuance under the new equity incentive plan, or the 2015 Plan, we plan to adopt immediately prior to this offering (including 2,046,158 shares available for issuance under our 2008 Stock Plan, or the 20 08 Stock Plan, and 69,930 shares available for issuance under our 2009 Stock Plan, or the 2009 Stock Plan, which shares will be added to our 2015 Plan); provided that the actual number of shares under the 2015 Plan will be adjusted based on the final number of shares sold in th is offering such that the number of share reserved under the 2015 Plan shall represent an aggregate of 15% of our fully - diluted shares outstandin g immediately following this offering. Shares Outstanding % Common Stock 3,788,060 63.2% Options 1,787,799 29.8% Warrants 418,323 7.0% Adjusted Shares Outstanding 5,994,182 100.0%

26 26 • First - in - class treatment of lactose intolerance – Significant global specialty market with unmet need • Lower risk investment due to: – S trong safety profile non - absorbed compound made of GRAS components – Established efficacy through predecessor product with same MOA and Phase 2a results – Straight - forward clinical execution with ease of recruitment and established clinical study design – Experienced team and advisors – Early potential liquidity events with data readout ~18 months • Successful Phase 2a clinical study results – Established clinical and regulatory roadmap for future development • Colonic adaptation technology has potential in multiple additional indications • Strong intellectual property portfolio and NCE status Summary

Thank You Ritter Pharmaceuticals, Inc. www.RitterPharma.com